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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549





                         SCHEDULE 13D


         Under the Securities Exchange Act of 1934





                 FIRST FEDERAL BANCORPORATION
          -----------------------------------------
                        (Name of Issuer)


            Common Stock, Par Value $.01 Per Share
            ---------------------------------------
                 (Title of Class of Securities)


                            319979100
                           -----------
                          (CUSIP Number)


                       William R. Belford
                         214 5th Street
                   Bemidji, Minnesota  56601
                         (218) 751-5120
          ---------------------------------------------
          (Name, address and telephone number of persons authorized to receive notices and communications)



                        October 17, 1997
     -------------------------------------------------------
     (Date of event which requires filing of this Statement)

     If the filing persons has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

     Check the following box if a fee is being paid with the statement. [X]

                       Page 1 of 6 pages
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                          SCHEDULE 13D
CUSIP No.  319979100                           Page 2 of 6 Pages

1.     Names of reporting person:
       S.S. OR I.R.S. IDENTIFICATION NO.

       William R. Belford

2.     Check the appropriate box if a member of a group:

          (a)  [   ]
          (b)  [   ]

3.     SEC use only:

4.     Sources of funds:  PF

5.     Check box if disclosure of legal proceedings is required
       pursuant to Items 2(d) or 2(e):  [   ]

6.     Citizenship or place of organization:  United States

Number of         7.    Sole Voting Power: 19,914
shares
beneficially      8.    Shared Voting Power: 38,144
owned by
each              9.    Sole Dispositive Power: 8,750
reporting
person with      10.    Shared Dispositive Power: 500

11.    Aggregate amount beneficially owned
       by the reporting person: 58,058

12.    Check box if the aggregate amount in Row 11 excludes
       certain shares:  [   ]

13.    Percent of class represented by amount in Row 11: 8.63%

14.    Type of reporting persons:  IN

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Item 1.     Security and Issuer.

     The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common
Stock"), of First Federal Bancorporation (the "Issuer"). The executive office of the Issuer is located at 214 5th Street, Bemidji, Minnesota 56601.

Item 2.     Identity and Background.

     (a)    Name: William R. Belford

     (b)    Business Address:  214 5th Street
                               Bemidji, Minnesota  56601

     (c)    Present Principal Occupation or Employment:
            President of the Issuer.

     (d)    Criminal Proceeding Convictions: None

     (e)    Securities Laws Proceedings: None

     (f)    Citizenship:  United States

Item 3.     Source and Amount of Funds or Other Consideration.

     The reporting person has acquired beneficial ownership of 58,058 shares of the Issuer's Common Stock. The shares beneficially owned by the reporting person were acquired through open market purchases, and the Issuer's Management Recognition Plan (the "MRP"), 1995 Stock Option and Incentive Plan ("Option Plan"), First Federal Banking & Savings, FSB Employee's Retirement Plan, and the Employee Stock Ownership Plan (the "ESOP"). The reporting person also has beneficial ownership over the shares of Common Stock held in the Grantor Trust by virtue of his membership on the Board of Directors of the Issuer, which has voting power over the shares of Common Stock held in the Trust. The various transactions which led to the beneficial ownership of the shares of Common Stock are as follows:

     The reporting person has acquired 500 shares of Common Stock in open market purchases. Such purchases were obtained with personal funds.

     On October 17, 1995, the reporting person was granted an award of options to purchase 21,563 shares of Common Stock under the Option Plan. As of the current date, options for 8,625 shares are vested and exercisable within 60 days of the date of this Schedule 13D.

     Also included are 2,539 shares of Common Stock in the Issuer's ESOP. Under the ESOP, the reporting person received an initial allocation to his plan account of 1,223 shares for the plan year ended September 30, 1995. The reporting person received an additional allocation of 1,316 shares for the plan year ended September 30, 1996.

     The reporting person was granted 8,625 shares of restricted stock under the MRP on October 17, 1995 and currently has direct beneficial ownership of 3,450 shares of Common Stock in the MRP. (1,725 shares were distributed from the MRP Trust to the reporting person on October 17, 1996 and October 17, 1997, as he became 20% vested in his award on those dates.)

     In addition, the reporting person participates in the Employee's Retirement Plan and has 5,300 shares of Common Stock in the plan. The reporting person also beneficially owns 15,837 shares held in the Option Plan Trust and 6,347 shares held in the MRP Trust, because these shares are voted by the plans' trustees in accordance with the terms and conditions for exercise of voting rights of shares held in the ESOP Trust.
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     Lastly, the reporting person has shared voting power with
the other members of the Board of Directors of the Issuer for 15,460 shares of Common Stock held in the Grantor Trust.

Item 4.    Purpose of Transaction.

     The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or dispose of shares of the Issuer's Common Stock. As President of the Issuer, the reporting person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the reporting person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of The Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.
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Item 5.    Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the reporting person beneficially owned 58,058 shares, or 8.63%, of the Issuer's issued and outstanding shares of Common Stock. Such amount includes 500 shares purchased with personal funds, 2,539 shares allocated to his ESOP account, 8,625 shares underlying currently exercisable stock options granted to the reporting person through the Option Plan, 3,450 shares distributed to the reporting person from the MRP Trust, 5,300 shares allocated by the Issuer to the reporting person's account in the Employee's Retirement Plan, 15,460 shares held in the Grantor Trust, and 22,184 shares held in the MRP Trust and Option Plan Trust.

(b) The reporting person has sole voting and dispositive powers with respect to the 3,450 shares from the MRP and 5,300 shares in his Employee's Retirement Plan account. In addition, the reporting person has sole voting power with respect to 8,625 shares underlying currently exercisable stock options and 2,539 shares allocated to his account under the ESOP. The reporting person has shared voting and dispositive powers with respect to 250 shares jointly held with his spouse, and 250 shares jointly held with his minor child. The reporting person also has shared voting power over 15,460 shares of Common Stock held in the Grantor Trust, 15,837 shares held in the Option Plan Trust, and 6,347 shares held in the MRP Trust, but does not have dispositive power with respect to these shares.

(c) No other transactions in the Issuer's Common Stock were effected by the reporting person during the past 60 days other than as described herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the reporting person.

(e)  Not applicable.


Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships between the reporting person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise, other than ordinary arrangements and relationships not specifically related to the Issuer's securities.

Item 7.    Material to be Filed as Exhibits.

     None.

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                         SIGNATURES
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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November 13, 1997           /s/ William R. Belford
                                  ------------------
                                  William R. Belford
                                  President
                                  First Federal Bancorporation